August 2008 Filed pursuant to Rule 433 dated July 25, 2008 relating to Preliminary Pricing Supplement No. 729 dated July 25, 2008 to Registration Statement No. 333-131266
STRUCTURED INVESTMENTS
Opportunities in Commodities and Inflation

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

The Principal Protected Absolute Return Barrier Notes provide investors with the potential for a positive return whether the price of WTI crude oil increases or decreases so long as the WTI crude oil price does not move outside the specified price range on any day during the observation period.  In addition, the notes will pay a variable annual amount of interest, which may be zero, linked to year-over-year changes in the U.S. Consumer Price Index, that will be paid regardless of the performance of WTI crude oil.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (See “Commissions and Issue Price” below)
Pricing date:	August , 2008
Original issue date:	August , 2008 (5 business days after the pricing date)
Maturity date:	August 31, 2011
Underlying commodity:	West Texas Intermediate Light Sweet Crude Oil (“WTI crude oil”)
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪ If on each day during the observation period the WTI crude oil price is within the price range, $1,000 times the absolute price return; or
▪ If on any day during the observation period the WTI crude oil price is outside the price range, $0.
Price range:	Any value of the WTI crude oil price that is:
▪ greater than or equal to $85; and
▪ less than or equal to $200.
Maximum supplemental redemption amount:
$       (      %) if the WTI crude oil price increases from the initial price or $        (       %) if the WTI crude oil price decreases from the initial price.  The maximum supplemental redemption amount will be determined on the pricing date based on the initial price.

Observation period:
Each trading day on which there is no market disruption event with respect to WTI crude oil, beginning on, and including, the trading day following the pricing date and ending on, and including, the valuation date.

Absolute price return:	Absolute value of: (final price – initial price) / initial price
WTI crude oil price:
On any day, the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) on WTI crude oil, stated in U.S. dollars, as made public by the relevant exchange on such date.

Initial price:	The WTI crude oil price on the pricing date. The initial price of WTI crude oil will be set on the pricing date and will not necessarily be the mid-point of the price range.
Final price:	The WTI crude oil price on the valuation date
Valuation date:	August 24, 2011, subject to postponement for certain market disruption events
Interest:
The notes will pay a variable amount of interest, which may be zero, determined annually in “arrears” and linked to year-over-year changes in the Consumer Price Index (“CPI”). See “Key Terms—Interest” on page 5 for further information.

CUSIP:	617482AQ7
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	$1,000	$20	$980
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 7 for further details.

(2)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 729 dated July 25, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007	Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP:  MSPRB0707001

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Investment Overview
The Protected Absolute Return Barrier Notes due August 31, 2011 (the “notes”), provide investors with:
¡
the opportunity for a positive return based upon the performance (whether positive or negative) of West Texas Intermediate Light Sweet Crude Oil (“WTI Crude Oil”), as long as the WTI crude oil price remains within the specified price range during the observation period

¡	100% principal protection regardless of the performance of WTI crude oil
¡	variable annual interest payments linked to U.S inflation, which may be zero, based on the year-over-year changes in the U.S. Consumer Price Index

Maturity:	3 Years

WTI Crude Oil Price Range:	$85 to $200

Principal Protection:	100%

Payment at Maturity:	Par plus $1,000 times absolute price return If on any day during the observation period the WTI crude oil price is outside the index range, investors will only receive par.

WTI Crude Oil Overview
Crude oil is used as a refined product primarily as transport fuel, industrial fuel and in-home heating fuel.  The spot price for WTI crude oil (which is based on the first nearby month futures contract price) can be accessed at www.bloomberg.com under the commodities section.*

Information as of market close on July 24, 2008:

Bloomberg Ticker Symbol:*	CL1
Current Price:	$125.49
52 Weeks Ago:	$73.56
52 Week High (on 7/6/2008):	$145.29
52 Week Low (on 8/22/2007):	$69.26

* The definitive WTI crude oil price on any day will be as published by the relevant exchange. If the price displayed on Bloomberg differs from such published price, the price published by the relevant exchange will prevail.

WTI Crude Oil Prices Daily Closing Prices January 1, 2003 to July 24, 2008

For information regarding the historical CPI levels, see “Historical Information and Hypothetical Interest Rate Calculations” on page 10.

August 2008	Page 2

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Key Investment Rationale

These Protected Absolute Return Barrier Notes provide principal protection as well as the potential for a positive return regardless of whether the WTI crude oil price increases or decreases, so long as the WTI crude oil price remains within the price range on each day during the observation period. In addition, the variable amount of interest linked to year-over-year changes in the Consumer Price Index, is paid regardless of the performance of WTI crude oil.

Access	¡ Long and short exposure to WTI crude oil, as long as WTI crude oil remains within the price range. ¡ Portfolio diversification from traditional fixed income / equity investments

Principal Protection	¡ 100% principal protection at maturity regardless of the performance of WTI crude oil

Annual Variable Interest Payments
¡ Variable annual interest linked to year-over-year changes in the Consumer Price Index, regardless of the performance of WTI crude oil.  If the Consumer Price Index decreases or does not change year-over-year as measured at the end of the relevant interest payment period, the annual interest payment will be zero.

Best Case Scenario
¡ The WTI crude oil price remains within the price range on each day during the observation period and investors receive $1,000 times the absolute price return, in addition to the annual interest payments.
¡ The actual maximum payment at maturity is limited by the $85 to $200 price range, to a maximum supplemental redemption amount based on the initial price set on the pricing date relative to the outer limits of the price range.

Worst Case Scenario
¡ The WTI crude oil price is outside the price range on any day during the observation period and investors receive only the principal amount of their investment at maturity, plus accrued interest, if any.

August 2008	Page 3

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Summary of Selected Key Risks (see page 11)

¡	The return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security

¡	The notes may not pay more than the stated principal amount at maturity

¡	Your appreciation potential is limited

¡	If the WTI crude oil price moves outside the price range, the market value of the notes will decrease

¡	Market price of the notes may be influenced by many unpredictable factors

¡	The price of WTI crude oil may change unpredictably and affect the value of the notes in unforeseeable ways

¡	Suspension or disruptions of market trading in WTI crude oil futures contracts may adversely affect the value of the notes

¡	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally

¡	In periods of little or no inflation, the interest rate may be as little as zero

¡	Your interest rate is based upon the CPI. The CPI itself and the way it is calculated may change in the future

¡	The historical levels of the CPI are not an indication of the future levels of the CPI

¡	The interest payable on the notes is only calculated annually in “arrears”

¡	The notes will not be listed and secondary trading may be limited

¡	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

¡	The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests

¡	Hedging and trading activity by the calculation agent and other affiliates could potentially adversely affect the value of the notes

¡	Credit risk to Morgan Stanley

August 2008	Page 4

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds a return, if any, based on the absolute value of the return of the WTI crude oil price so long as the WTI crude oil price has remained within the price range on each day during the observation period. In addition, an investor will receive a variable amount of interest, which may be zero, determined annually in "arrears"  at the end of each interest payment period in order to measure the year-over-year change in the Consumer Price Index over the course of that interest payment period.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
August , 2008	August , 2008 (5 business days after the pricing date)	August 31, 2011, subject to postponement due to certain market disruption events

Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (See “Syndicate Information” on page 7)
Stated principal amount:	$1,000 per note
Underlying commodity:	West Texas Intermediate Light Sweet Crude Oil (“WTI crude oil”)
Interest:
The notes will pay a variable amount of interest, which may be zero, determined annually in “arrears” and linked to year-over-year changes in the Consumer Price Index (“CPI”).  See “Interest rate” below for further information.

Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
▪  If on each day during the observation period the WTI crude oil price is within the price range,
$1,000 times the absolute price return; or
▪  If on any day during the observation period the WTI crude oil price is outside the price range,
$0.

Price range:	Any value of the WTI crude oil price that is: ▪ greater than or equal to $85; and ▪ less than or equal to $200.
Maximum supplemental redemption amount:
$       (      %) if the WTI crude oil price increases from the initial price or $        (       %) if the WTI crude oil price decreases from the initial price.  The maximum supplemental redemption amount will be determined on the pricing date based on the initial price.

Observation period:
Each trading day on which there is no market disruption event with respect to WTI crude oil, beginning on, and including, the trading day following the pricing date and ending on, and including, the valuation date.

Absolute price return:	Absolute value of: (final price – initial price) / initial price
WTI crude oil price:
On any date, the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) on WTI crude oil, stated in U.S. dollars, as made public by the relevant exchange on such date.

Initial price:	The WTI crude oil price on the pricing date. The initial price of WTI crude oil will be set on the pricing date and will not necessarily be the mid-point of the price range.
Final price:	The WTI crude oil price on the valuation date
Valuation date:	August 24, 2011, subject to postponement for certain market disruption events.
Postponement of maturity date:
If, due to a market disruption event or otherwise, the valuation date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 11.

August 2008	Page 5

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Key Terms Continued
Consumer price index:
The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published by the reporting service.  The CPI for a particular month is published during the following month. The base reference period for the CPI is the 1982-1984 average.

Interest rate:
For each annual interest payment period during the term of the notes, the interest rate will be based on the year-over-year changes in the CPI determined as of the applicable interest determination date pursuant to the following formula:
CPIt — CPIt-12
CPIt-12
As the interest rate will be determined in “arrears,” the interest rate for the notes from and including the original issue date to but excluding the initial interest payment date, which will be August 31, 2009, will be determined on the initial interest determination date in August 2009.  In no case will the interest rate be less than the minimum interest rate of 0.00%.  The amount of interest payable will be calculated on an actual/actual day count basis.

CPIt:
The CPI for the applicable reference month, as published by the reporting service.  The reference month for CPIt for any interest determination date is the CPI for the third calendar month prior to the month of such interest determination date as published and reported by the reporting service in the second calendar month prior to such interest determination date.

CPIt-12:	The CPI for the twelfth month prior to the applicable reference month, as published by the reporting service.
Interest payment dates:
August 31, 2009, August 31, 2010 and the maturity date; provided that if any such day is not a business day, that interest payment, if any, will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day; provided further that if the scheduled maturity date is postponed in accordance with “Postponement of maturity date” above, that interest payment, if any, will be made on the maturity date as postponed, and no adjustment will be made to any interest payment made on that postponed date.

Interest payment periods:
For each interest payment date, the period from and including the prior interest payment date to but excluding such interest payment date; provided that the initial interest payment period will be the period from and including the original issue date to but excluding the initial interest payment date, which is August 31, 2009.

Interest determination dates:	For each scheduled interest payment date, the date which is two business days prior to such scheduled interest payment date.
Reporting service:	Bloomberg page “CPURNSA” or any successor page or service.

August 2008	Page 6

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482AQ7
Tax consideration:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on July 23, 2008, the “comparable yield” would be a rate of 6.0053% per annum, compounded semi-annually; however, the comparable yield for the notes will be determined on the pricing date and may be different from the comparable yield set forth above.

The comparable yield and the projected payment schedule for the notes will be provided in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley Capital Group Inc. and its successors (“MSCG”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.
On or prior to the pricing date, we, through our affiliates or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in futures and/or options contracts on WTI crude oil and possibly in other instruments related to WTI crude oil listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  We and our affiliates may trade in WTI crude oil  during the term of the notes as part of our proprietary trading businesses.  We cannot give any assurance that our hedging or trading activity will not affect the final price of WTI crude oil or whether it is outside the price range on any day during the observation period, and, therefore, such hedging or trading activity could adversely affect the value of the notes and the amount of cash you will receive at maturity.  For further information, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

Benefit plan investor considerations:	See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
100%	2.000%	<$999K
99.625%	1.625%	$1MM-$2.999MM
99.4375%	1.4375%	$3MM-$4.999MM
99.250%	1.250%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

August 2008	Page 7

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Hypothetical Payouts on the Notes at Maturity

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $1,000 stated principal amount note for a hypothetical range of performance of the price return from -100% to +100% and assumes a hypothetical initial price for WTI crude oil of $129 and a price range which includes all WTI crude oil prices greater than or equal to $85.00 and less than or equal to $200.00.  In this example, the WTI crude oil price must move by increasing more than 55.04% (above $200) or by decreasing more than 34.11% (below $85) from the hypothetical initial price during the observation period before we would not pay you a supplemental redemption amount.

The following payouts are based solely on the hypothetical terms above and on the assumption that the share price has remained within the price range on each day during the observation period for the shaded rows.  You should consider carefully whether the notes are suitable to your investment goals.  The numbers appearing in the table below have been rounded for ease of analysis.

WTI Crude Oil Price	Price Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
$258.00	100.00%	$0.00	$1,000.00	0.00%
$225.75	75.00%	$0.00	$1,000.00	0.00%
$206.40	60.00%	$0.00	$1,000.00	0.00%
$200.00	55.04%	$550.40	$1,550.40	55.04%
$180.60	40.00%	$400.00	$1,400.00	40.00%
$161.25	25.00%	$250.00	$1,250.00	25.00%
$148.35	15.00%	$150.00	$1,150.00	15.00%
$135.45	5.00%	$50.00	$1,050.00	5.00%
$129.00	0.00%	$0.00	$1,000.00	0.00%
$122.55	–5.00%	$50.00	$1,050.00	5.00%
$109.65	–15.00%	$150.00	$1,150.00	15.00%
$96.75	–25.00%	$250.00	$1,250.00	25.00%
$90.30	–30.00%	$300.00	$1,300.00	30.00%
$85.00	–34.11%	$341.10	$1,341.10	34.11%
$77.40	–40.00%	$0.00	$1,000.00	0.00%
$64.50	–50.00%	$0.00	$1,000.00	0.00%
$0.00	–100.00%	$0.00	$1,000.00	0.00%

The actual supplemental redemption amount, if any, will be based on the absolute return of the WTI crude oil price at maturity.  Consequently, you will receive a positive supplemental redemption amount whether the WTI crude oil price on the valuation date is higher or lower than the initial price, so long as the WTI crude oil price remains within the price range on each day during the observation period.

The table above does not include the variable amount of interest, if any, payable on the notes linked to year-over-year changes in the CPI. Any accrued interest in the notes will be paid regardless of the performance of WTI crude oil. For more information on the CPI and the calculation of the interest rate, see “Historical Information and Hypothetical Interest Rate Calculations” on page 10.

August 2008	Page 8

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

The following payment examples illustrate the potential returns on the notes at maturity based on the table above.

Payment Example 1
The WTI crude oil price increases by 15% from the hypothetical initial price of $129 to a final price of $148.35, and the WTI crude oil price remains within the price range on each day during the observation period.  Accordingly, the supplemental redemption amount is equal to:

$1,000 x absolute value of [(148.35 – 129) / 129]  = $150

Therefore, the total payment at maturity per note will be $1,150, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $150, plus any accrued interest.

Payment Example 2
The WTI crude oil price decreases by 15% from the hypothetical initial price of $129 to a final price of $109.65, and the WTI crude oil price remains within the price range on each day during the observation period.  Accordingly, the supplemental redemption amount is equal to:

$1,000 x absolute value of [(109.65 – 129) / 129]  = $150

Therefore, the total payment at maturity per note will be $1,150, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $150, plus any accrued interest.

Payment Example 3
The WTI crude oil price decreases by 5% from the hypothetical initial price of $129 to a final price of $122.55, and the WTI crude oil price remains within the price range on each day during the observation period.  Accordingly, the supplemental redemption amount is equal to:

$1,000 x absolute value of [(122.55 – 129) / 129]  = $50

Therefore, the total payment at maturity per note will be $1,050, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $50, plus any accrued interest.

Payment Example 4
The WTI crude oil price moves outside the price range on any day during the observation period.  Because the WTI crude oil price has moved outside the price range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $1,000 per $1,000 stated principal amount, plus any accrued interest, regardless of the final price.

August 2008	Page 9

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Historical Information and Hypothetical Interest Rate Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to June 2008.  Also provided below are the hypothetical interest rates for the period from January 2001 to September 2008 that would have resulted from the historical levels of the CPI presented below.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

Historical Levels of CPI

Month	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
January		168.8	175.1	177.1	181.7	185.2	190.7	198.3	202.4	211.1
February		169.8	175.8	177.8	183.1	186.2	191.8	198.7	203.5	211.7
March		171.2	176.2	178.8	184.2	187.4	193.3	199.8	205.4	213.5
April		171.3	176.9	179.8	183.8	188.0	194.6	201.5	206.7	214.8
May		171.5	177.7	179.8	183.5	189.1	194.4	202.5	207.9	216.6
June		172.4	178.0	179.9	183.7	189.7	194.5	202.9	208.4	218.8
July		172.8	177.5	180.1	183.9	189.4	195.4	203.5	208.3
August		172.8	177.5	180.7	184.6	189.5	196.4	203.9	207.9
September		173.7	178.3	181.0	185.2	189.9	198.8	202.9	208.5
October	168.2	174.0	177.7	181.3	185.0	190.9	199.2	201.8	208.9
November	168.3	174.1	177.4	181.3	184.5	191.0	197.6	201.5	210.2
December	168.3	174.0	176.7	180.9	184.3	190.3	196.8	201.8	210.0

The hypothetical annual interest rates provided below are the rates that would have resulted from the historical levels of the CPI presented above and have been calculated for each month in the period from January 2001 to September 2008.  The actual interest rate for the notes will be determined annually in "arrears"  at the end of each interest payment period in order to measure the year-over-year change in the CPI over the course of that interest payment period.

Hypothetical Interest Rates Based on Historical CPI Levels

Month	2001	2002	2003	2004	2005	2006	2007	2008
January	3.448%	2.126%	2.026%	2.041%	3.189%	4.348%	1.305%	3.518%
February	3.446%	1.895%	2.198%	1.765%	3.523%	3.456%	1.974%	4.318%
March	3.387%	1.552%	2.377%	1.879%	3.256%	3.416%	2.541%	4.063%
April	3.732%	1.142%	2.597%	1.926%	2.970%	3.985%	2.068%	4.249%
May	3.534%	1.138%	2.981%	1.693%	3.008%	3.598%	2.416%	4.029%
June	2.921%	1.476%	3.020%	1.737%	3.148%	3.363%	2.803%	3.944%
July	3.269%	1.639%	2.225%	2.285%	3.511%	3.546%	2.581%	3.919%
August	3.615%	1.182%	2.058%	3.052%	2.803%	4.167%	2.667%	4.185%
September	3.248%	1.067%	2.112%	3.266%	2.530%	4.319%	2.711%	4.990%
October	2.720%	1.465%	2.110%	2.991%	3.168%	4.145%	2.359%
November	2.720%	1.803%	2.158%	2.654%	3.641%	3.819%	1.962%
December	2.648%	1.514%	2.320%	2.538%	4.687%	2.062%	2.760%

The hypothetical interest rate payable on the notes for a hypothetical annual interest payment period from August 2007 to August 2008 would be 4.185% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Key Terms—Interest rate”:

CPIt = 216.6, which is equal to the CPI level for May 2008, which, as the third calendar month prior to the interest determination date of August 2008, would be the reference month; and

CPIt-12 = 207.9, which is equal to the CPI level for May 2007, the twelfth calendar month prior to the reference month for the interest determination date of August 2008.

Interest Rate = [(216.6 – 207.9) / 207.9] = 4.185%

August 2008	Page 10

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Risk Factors
The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For a complete list of risk factors, please see the accompanying preliminary pricing supplement.

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The return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security.  If the supplemental redemption amount at maturity equals zero and if there are only minimal increases, no changes or decreases in the CPI measured year-over-year, the overall return on your investment in the notes will be less than the amount paid on an ordinary debt security. Unless the price of the WTI crude oil increases or decreases sufficiently and the CPI increases sufficiently, the overall return on the notes will be below what we would currently expect to pay as of the date of the accompanying preliminary pricing supplement if we issued a conventional debt instrument of comparable maturity.

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The notes may not pay more than the stated principal amount at maturity.  If on any day during the observation period the WTI crude oil price is outside the price range, no supplemental redemption amount will be paid and you will receive only the stated principal amount of $1,000 for each note you hold at maturity, plus accrued but unpaid interest, if any.

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Your appreciation potential is limited.  The appreciation potential of the notes is limited to a maximum supplemental redemption amount equal to the stated principal amount times (i) if the WTI crude oil price increases, the percentage difference between the initial price and $200.00 and (ii) if the WTI crude oil price decreases, the percentage difference between the initial price and $85.00, because if the final price is less than $85.00 or greater than $200.00, the WTI crude oil price will have moved outside the price range and your supplemental redemption amount will equal $0.  The maximum supplemental redemption amount will be determined on the pricing date based on the initial price, which will not necessarily be the mid-point of the price range and, accordingly, may be closer to the upper or lower limit of the price range. See “Hypothetical Payouts on the Notes at Maturity” on page 8.

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If the WTI crude oil price moves outside the price range, the market value of the notes will decrease.  If on any day during the observation period the WTI crude oil price is outside the price range, the market value of the notes will decline below the stated principal amount and will no longer be linked to the underlying commodity.  If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will likely receive less than the stated principal amount.

In addition, the initial price of WTI crude oil will be set on the pricing date and will not necessarily be the mid-point of the price range and, accordingly, may be closer to the upper or lower limit of the price range.  For example, if the initial price is $120, then the WTI crude oil price would only need to decrease by over $35 to breach the lower limit of the price range, but would need to increase by over $80 to breach the upper limit. The recent historical prices of WTI crude oil are near record highs and you cannot predict whether future prices of WTI crude oil are more likely to increase above such record highs or decline in value.

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Market price may be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Morgan Stanley & Co. Incorporated (“MS & Co.”) may be willing to purchase or sell the notes in the secondary market, including: the WTI crude oil price at any time including on the valuation date; whether the WTI crude oil price has been outside the price range; the volatility (frequency and magnitude of changes in price) of the WTI crude oil price; trends of supply and demand for WTI crude oil and crude oil generally; geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the market for crude oil or energy markets generally and which may affect the final price of WTI crude oil; changes in the CPI and geopolitical conditions and economic, financial, political or regulatory events that affect the rate of U.S. inflation generally and which may affect the CPI; interest and yield rates in the market; the time remaining until the notes mature, and our creditworthiness.

August 2008	Page 11

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if, at the time of sale, the WTI crude oil price has been outside of the price range or is close to the lower or upper limit of the price range.

You can review a table of the historical prices of WTI crude oil in the section called “Historical Information” on page 15.  For information regarding the historical CPI levels, see the section called “Historical Information and Hypothetical Interest Rate Calculations” on page 10.

You cannot predict the future prices of WTI crude oil or the future levels of the CPI based on their historical prices or levels.  In addition, there can be no assurance that the WTI crude oil price will remain within the price range during the observation period.  If on any day during the observation period the WTI crude oil price is outside the price range, you will receive at maturity only the stated principal amount with respect to the notes you hold.  In addition, there can be no assurance that the CPI increases sufficiently such that you receive interest on the notes for each interest payment period.

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The price of WTI crude oil may change unpredictably and affect the value of the notes in unforeseeable ways.  Investments, such as the notes, linked to the prices of commodities,  such as WTI crude oil, are considered speculative and the prices for commodities such as WTI crude oil and related contracts may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in oil and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters.  These factors may affect the price for WTI crude oil and the value of your notes in varying and potentially inconsistent ways.

Specific factors affecting the official settlement price of the WTI crude oil near-month futures contract (the “contract”) include primarily the global demand for and supply of crude oil, but the price of WTI crude oil may also be influenced significantly from time to time by speculative actions. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. West Texas Intermediate light sweet crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. We can give no assurance that the settlement price will not be more volatile than world crude oil prices generally.

In addition, the Commodity Futures Trading Commission and Congress are investigating whether recent volatility and rapid appreciation in WTI crude oil futures contracts are attributable to market manipulation or excessive speculation and, among other things, considering whether to increase the margin required to trade such contracts.  The effect of market manipulation or of such regulation on the price of WTI crude oil futures contracts is difficult to predict and could adversely affect the value of, and payment at maturity on, the notes.

August 2008	Page 12

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

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Suspension or disruptions of market trading in WTI crude oil futures contracts may adversely affect the value of the notes.  The futures market for WTI crude oil is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, the contract is listed on the New York Mercantile Exchange (the “NYMEX”).  NYMEX has limits on the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  The current maximum daily price fluctuation for futures contracts of WTI crude oil is $10 per barrel for any particular month of delivery.  If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10 per barrel in either direction. If another halt is triggered, the market would continue to be expanded by $10 per barrel in either direction after each successive five-minute trading halt. There are no maximum price fluctuation limits during any one trading session.  Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of WTI crude oil futures contracts and, therefore, the value of the notes.

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Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.  The payment at maturity on the notes is linked exclusively to the price of WTI crude oil and not to a diverse basket of commodities or a broad-based commodity index.  The price of WTI crude oil may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the price of a single commodity they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

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In periods of little or no inflation, the interest rate may be as little as zero.  The annual interest payable on the notes is linked to year-over-year changes in the level of the CPI.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, or if the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will not receive interest with respect to that annual interest payment period.

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Your interest rate is based upon the CPI.  The CPI itself and the way the BLS calculates the CPI may change in the future.  There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the annual interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

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The historical levels of the CPI are not an indication of the future levels of the CPI.  The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

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The interest payable on the notes is only calculated annually in “arrears.”  The interest rate payable on the notes will be determined annually in "arrears"  at the end of each interest payment period in order to measure the year-over-year change in the CPI over the course of that interest payment period. As a result, you will not know the interest rate, if any, applicable to the notes until near the end of the applicable interest payment period.

August 2008	Page 13

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

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The notes will not be listed and secondary trading may be limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.  MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.  Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.  The return of your principal is guaranteed only if you hold the notes to maturity.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests.  The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  As calculation agent, MSCG will determine the initial price, final price and whether or not the WTI crude oil price is outside the price range on any day during the observation period, as well as the amount of any interest payable on the notes and your payment at maturity.  Determinations made by MSCG, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the WTI crude oil price in the event of a market disruption event, may affect the payout to you at maturity.  See the section of the accompanying preliminary pricing supplement called “Description of Notes—Market Disruption Event.”

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes.  The affiliates through which we hedge our obligations under the notes expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

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Hedging and trading activity by the calculation agent and other affiliates could potentially adversely affect the value of the notes.  MSCG and other affiliates of ours will carry out hedging activities related to the notes, including trading in futures contracts and/or options contracts on WTI crude oil, and possibly in other instruments related to WTI crude oil.  MS & Co., MSCG and some of our other subsidiaries also trade WTI crude oil and other financial instruments related to WTI crude oil on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities during the term of the notes could potentially affect the WTI crude oil price, whether it is outside the price range at any time and, accordingly, the amount of cash you will receive at maturity.  Additionally, such hedging or trading activities could potentially affect the final price and, accordingly, the amount of cash you will receive at maturity.

August 2008	Page 14

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation

Historical Information

The following table sets forth the published high and low daily official prices, as well as end-of-quarter daily official prices of WTI crude oil for each quarter in the period from January 1, 2003 through July 24, 2008.  The price of WTI crude oil on July 24, 2008 was $125.49.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The initial WTI crude oil price and final WTI crude oil price will be determined with reference to the WTI crude oil prices published by the relevant exchange on the pricing date and valuation date, respectively, rather than the prices published by Bloomberg Financial Markets on such dates.  See “Description of Notes—Relevant Exchange” in the accompanying preliminary pricing supplement.  The historical prices of WTI crude oil should not be taken as an indication of future prices, and no assurance can be given as to the price of WTI crude oil on the valuation date.

WTI Crude Oil (in U.S. dollars per barrel)	High	Low	Period End
2003
First Quarter	37.83	26.91	31.04
Second Quarter	32.36	25.24	30.19
Third Quarter	32.39	26.96	29.20
Fourth Quarter	33.71	28.47	32.52
2004
First Quarter	38.18	32.48	35.76
Second Quarter	42.33	34.27	37.05
Third Quarter	49.90	38.39	49.64
Fourth Quarter	55.17	40.71	43.45
2005
First Quarter	56.72	42.12	55.40
Second Quarter	60.54	46.80	56.50
Third Quarter	69.81	56.72	66.24
Fourth Quarter	65.47	56.14	61.04
2006
First Quarter	68.35	57.65	66.63
Second Quarter	75.17	66.23	73.93
Third Quarter	77.03	60.46	62.91
Fourth Quarter	63.72	55.81	61.05
2007
First Quarter	66.03	50.48	65.87
Second Quarter	70.68	61.47	70.68
Third Quarter	83.32	69.26	81.66
Fourth Quarter	98.18	79.02	95.98
2008
First Quarter	110.33	86.99	101.58
Second Quarter	140.21	100.98	140.00
Third Quarter (through July 24, 2008)	145.29	124.44	125.49

For information regarding the historical CPI levels, see “Historical Information and Hypothetical Interest Rate Calculations” on page 10.

August 2008	Page 15